ATLANTA
MIAMI
CARLTON FIELDS	ORLANDO ST. PETERSBURG TALLAHASSEE TAMPA WEST PALM BEACH
ATTORNEYS AT LAW		4000 International Place
100 S.E. Second Street
Miami, Florida 33131-9101

Seth P. Joseph		305.530.0050
305.539.7265 direct		305.530.0055 fax
sjoseph@carltonfields.com		www.carltonfields.com

April 3, 2007

VIA EDGAR AND HAND DELIVERY

Michele M. Anderson, Esq.

William Bennett, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Elandia, Inc. (the “Company”)

Amendment No. 3 to Registration Statement on Form 10

Dear Ms. Anderson and Mr. Bennett:

On behalf of the Company, the following constitutes the Company’s response to each of the comments made in the Staff’s letter dated March 22, 2007, in the order set forth in that letter. In addition, for the convenience of the Staff, simultaneously with this filing, we are delivering three copies of the Registration Statement marked to show the changes made from our previous submission.

Form 10/A

Item 1A.	Risk Factors, page 15

1. The Company has modified this Risk Factor to clarify that the Company’s auditors have expressed substantial doubt about the ability of each of the Company’s two principal operating subsidiaries to continue as a going concern as of December 31, 2005. See page 18. We have also removed certain mitigating language in such Risk Factor.

Michele M. Anderson, Esq,

William Bennett, Esq.

April 3, 2007

Item 2.	Financial Information, page 28

2. The Company provides wireless services, Internet service and equal access long distance only in American Samoa, and not Samoa; however, the Company does provide equipment sales and service and some professional services in both. The Company has revised the document throughout to clarify the extent of its operations in each of American Samoa and Samoa. See pages 4, 5, 7 and 29.

Exhibit Index

3. The Company has indicated in footnote four to the Exhibit index that portions of certain specific exhibits have been omitted based upon a confidential treatment request submitted by the Company. See page 111.

Forms 10-Q for the periods ended March 31, June 30, and September 30, 2006

4. The Company will include the disclosure required by Item 308 (c) of Regulation S-K in its future periodic reports, including the Company’s Form 10-K for the year ended December 31, 2006.

We trust that the foregoing is responsive to the Staff’s comments. However, should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 305-539-7265 or at the address indicated above. Thank you for your assistance.

Very truly yours,

/s/ Seth P. Joseph
Seth P. Joseph